"Exemption No.
82-1357"

Continental

05012322

Press Release

Continental AG Continues on the Road to Success

Automotive supplier improves sales and earnings substantially in third quarter 2005

Hanover, November 2, 2005. Continental AG, Hanover, remains on the road to success despite rather weak economic conditions in the automotive industry, particularly in the U.S. In the first nine months, the international automotive supplier once again lifted sales and earnings, with sales rising considerably by a two-digit figure thanks to the successful integration of Phoenix AG. "In the first three quarters, we have already outperformed the full-year figures for 2004 – for net income before taxes and interest as well as profit. In addition to the excellent operational performance, this is also a result of one-off effects," said Executive Board chairman Manfred Wennemer on Wednesday in Hanover. "There is no indication that this trend will change in the fourth quarter, so we will top our record figures from last year, even when the one-off effects are not taken into consideration."

Consolidated sales for the first nine months of 2005 rose by 11.1 percent to EUR10,240.9 million (PY: EUR9,214.5 million). Phoenix contributed EUR734.2 million in sales. Before consolidation changes and exchange rate effects, consolidated sales increased by 4.2 percent. The consolidated operating result (EBIT) was up 35.9 percent to EUR1,138.2 million (PY: EUR837.4 million) with a return on sales of 11.1 percent (PY: 9.1 percent), or 11.9 percent without the consolidation of Phoenix. Consolidated earnings jumped 54.9 percent to EUR734.6 million (PY: EUR474.1 million). Earnings per share rose to EUR5.05 (PY: EUR3.49).

€ millions	Sales		EBIT ( ) = Return on sales	
	Jan.-Sept. 2005	**Jan.-Sept. 2004**	**Jan.-Sept. 2005**	**Jan.-Sept. 2004**
Continental Corporation	10,240.9	9,214.5	1,138.2 (11.1%)	837.4 (9.1%)
Automotive Systems	3,919.5	3,761.7	446.6 (11.4%)	356.1 (9.5%)
Passenger and Light Truck Tires	3,215.6	2,964.4	480.8 (15.0%)	301.1 (10.2%)
Commercial Vehicle Tires	1,008.8	1,103.5	113.7 (11.3%)	75.8 (6.9%)
ContiTech	2,178.9	1,442.6	122.8 (5.6%)	131.6 (9.1%)

Continental

"Our key figures reflect a few special factors. Before these factors, the corporation recorded a EUR123.7 million improvement in the consolidated operating result," explained Dr. Alan Hippe, member of the Executive Board responsible for finances. These special factors in detail: Consolidated EBIT for the first nine months of 2004 reflected expenses totaling EUR73.8 million for restructuring at the Mayfield plant. Furthermore, the pension plans for salaried employees in the U.S.A. were changed, resulting in a one-off reversal of existing obligations totaling €27.5 million already in the first six months of 2005. "Due to new pension and medical benefit agreements in the U.S.A., we had to release liabilities for certain pension and post-employment medical benefits amounting to EUR100.7 million as well, increasing the quarterly result by the same amount. The Sealing Systems business unit of ContiTech was sold on October 1, 2005, resulting in a net loss of €24.9 million, which was already included in full as at September 30, 2005," according to Hippe.

In the first nine months of 2005, the company invested EUR584.1 million (PY: EUR450.2 million), corresponding to a **capital expenditure ratio** of 5.7 percent (PY: 4.9 percent). Investments concentrated on production lines for the new generation of electronic brake systems and the expansion of production capacities in low-cost countries, especially in Camaçari, Brazil. In the first nine months of 2005, expenditures for **research and development** rose 11.1 percent to EUR438.9 million (PY: EUR395.0 million), representing 4.3 percent of sales. In addition, the gearing ratio fell to 29.4 percent.

As of September 30, 2005, Continental's **employees** numbered 81,613, representing an increase of 1,027 compared with December 31, 2004.

The figures for the divisions after three quarters:

The **Automotive Systems** division increased its sales in the first nine months of 2005 to EUR3,919.5 million, up 4.2 percent compared with the same period of 2004 (EUR3,761.7 million). Before exchange rate effects, sales rose by 4.3 percent. EBIT increased by 25.4 percent to EUR446.6 million (PY: EUR356.1 million) with a return on sales of 11.4 percent (PY: 9.5 percent).

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Continental

The **Passenger and Light Truck Tires** division increased sales in the first nine months of 2005 in comparison to the same period of 2004 by 8.5 percent to EUR3,215.6 million (PY: EUR2,964.4 million). Before consolidation changes and exchange rate effects, sales were up 4.5 percent. The Passenger and Light Truck Tires division boosted its EBIT by 59.7 percent to EUR480.8 million (PY: EUR301.1 million), with the return on sales rising to 15.0 percent (PY: 10.2 percent). Before special effects, earnings increased by EUR11.3 million.

The **Commercial Vehicle Tires** division recorded a fall in sales for the first nine months of 2005 of 8.6 percent to EUR1,008.8 million (PY: EUR1,103.5 million). Before changes in the scope of consolidation and exchange rate effects, however, sales rose by 7.3 percent. The Commercial Vehicle Tires division improved its operating result (EBIT) by 50.0 percent to EUR113.7 million (PY: EUR75.8 million), with the return on sales climbing to 11.3 percent (PY: 6.9 percent). Before special effects, EBIT was up by EUR11.8 million.

The **ContiTech** division boosted sales in the first nine months of 2005 to EUR2,178.9 million, up 51.0 percent compared with the same period of 2004 (EUR1,442.6 million). Phoenix contributed EUR734.2 million in sales. Before changes in the scope of consolidation and exchange rate effects, sales were up 1.6 percent. ContiTech recorded a decrease in EBIT of 6.7 percent to EUR122.8 million (PY: EUR131.6 million), and a return on sales of 5.6 percent (PY: 9.1 percent). Before special effects, EBIT increased by EUR61.7 million, representing 8.9 percent of sales. Phoenix contributed EUR11.6 million to EBIT - including EUR29.5 million in expenses for social compensation plans - and achieved a 1.6 percent return on sales after restructuring expenses.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Str. 9
D-30165 Hanover
Tel.: +49 511 938-1485, Fax -1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9
D-30165 Hanover
Tel.: +49 511 938-1278, Fax -1055
Email: prkonzern@conti.de

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